AS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 17, 2017

File No. 2-66437

File No. 811-2993

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
POST-EFFECTIVE AMENDMENT NO. 67	☒
AND
REGISTRATION STATEMENT
UNDER
THE INVESTMENT COMPANY ACT OF 1940
AMENDMENT NO. 60	☒

EDWARD JONES MONEY MARKET FUND

(Exact Name of Registrant as Specified in Charter)

Edward Jones Money Market Fund

12555 Manchester Road

St. Louis, Missouri 63131

(Address of Principal Executive Offices, Zip Code)

(314) 515-5242

(Registrant’s Telephone Number, including Area Code)

Helge K. Lee

Edward Jones Money Market Fund

12555 Manchester Road

St. Louis, Missouri 63131

(Name and Address of Agent for Service)

It is proposed that this filing become effective immediately upon filing pursuant to Rule 462(d).

EXPLANATORY NOTE

This Post-Effective Amendment No. 67 to the Registration Statement on Form N-1A (File No. 2-66437) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding an exhibit to such Registration Statement. Accordingly, this Post-Effective Amendment No. 67 consists only of a facing page, this explanatory note, and Part C of the Registration Statement on Form N-1A. This Post-Effective Amendment No. 67 does not change the form of any prospectus or statement of additional information included in post-effective amendments previously filed with the Securities and Exchange Commission (the “SEC”). As permitted by Rule 462(d), this Post-Effective Amendment No. 67 shall become effective upon filing with the SEC.

Item 28. Exhibits

(a)

1	Registrant’s Amended and Restated Declaration of Trust, dated April 2, 1999, is incorporated herein by reference to
Exhibit (a)(i) of Post-Effective Amendment No. 39 to the Registrant’s Registration Statement on Form N-1A (File No. 002-66437), filed with the SEC via EDGAR Accession No. 0000314650-01-000002 on April 6, 2001.

2	Amendment No. 5, dated May 17, 2000, to the Amended and Restated Declaration of Trust, dated April 2, 1999, is incorporated herein by reference to Exhibit (a)(ii) of Post-Effective Amendment No. 39 to the Registrant’s Registration Statement on Form N-1A (File No. 002-66437), filed with the SEC via EDGAR Accession No. 0000314650-01-000002 on April 6, 2001.

3	Amendment No. 6, dated November 15, 2000, to the Amended and Restated Declaration of Trust, dated April 2, 1999, is incorporated herein by reference to Exhibit (a)(iii) of Post-Effective Amendment No. 39 to the Registrant’s Registration Statement on Form N-1A (File No. 002-66437), filed with the SEC via EDGAR Accession No. 0000314650-01-000002 on April 6, 2001.

4	Amendment No. 7, dated April 5, 2001, to the Amended and Restated Declaration of Trust, dated April 2, 1999, is incorporated herein by reference to Exhibit (a)(iv) of Post-Effective Amendment No. 43 to the Registrant’s Registration Statement on Form N-1A (File No. 002-66437), filed with the SEC via EDGAR Accession No. 0001318148-05-000178 on April 29, 2005.

(b)

1	Amended and Restated By-Laws, effective April 2, 1999, are incorporated herein by reference to Exhibit (b)(i) of Post-Effective Amendment No. 39 to the Registrant’s Registration Statement on Form N-1A (File No. 002-66437), filed with the SEC via EDGAR Accession No. 0000314650-01-000002 on April 6, 2001.

2	Amendment No. 1, effective August 23, 2003, to By-Laws, effective April 2, 1999, is incorporated herein by reference to Exhibit (b)(viii) of Post-Effective Amendment No. 41 to the Registrant’s Registration Statement on Form N-1A (File No. 002-66437), filed with the SEC via EDGAR Accession No. 0001056288-03-000312 on May 1, 2003.

3	Amendment No. 2, effective August 25, 2003, to the By-Laws, effective April 2, 1999, is incorporated herein by reference to Exhibit (b)(ix) of Post-Effective Amendment No. 42 to the Registrant’s Registration Statement on Form N-1A (File No. 002-66437), filed with the SEC via EDGAR Accession No. 0001056288-04-000265 on April 29, 2004.

4	Amendment No. 3, effective September 21, 2004, to the By-Laws, effective April 2, 1999, is incorporated herein by reference to Exhibit (b)(x) of Post-Effective Amendment No. 43 to the Registrant’s Registration Statement on Form N-1A (File No. 002-66437), filed with the SEC via EDGAR Accession No. 0001318148-05-000178 on April 29, 2005.

5	Amendment Nos. 4 and 5, effective August 18, 2005 and January 1, 2006, respectively, to the By-Laws, effective April 2, 1999, are incorporated herein by reference to Exhibit (b)(v) of Post-Effective Amendment No. 44 to the Registrant’s Registration Statement on Form N-1A (File No. 002-66437), filed with the SEC via EDGAR Accession No. 0001318148-06-000545 on April 28, 2006.

6	Amendment No. 6, effective August 17, 2007, to the By-Laws, effective April 2, 1999, is incorporated herein by reference to Exhibit (b)(6) of Post-Effective Amendment No. 46 to the Registrant’s Registration Statement on Form N-1A (File No. 002-66437), filed with the SEC via EDGAR Accession No. 0001318148-08-000651 on April 29, 2008.

7.	Amendment No. 7, effective June 1, 2013, to the By-Laws, effective April 2, 1999, is incorporated herein by reference to Exhibit (b)(7) of Post-Effective Amendment No. 66 to the Registrant’s Registration Statement on Form N-1A (File No. 002-66437), filed with the SEC via EDGAR Accession No. 0001623632-17-000215 on January 27, 2017.

(c)	See Article III and Article VIII of the Amended and Restated Agreement and Declaration of Trust, as amended, which has been incorporated by reference in Exhibits (a)(1)-(a)(4) to this Registration Statement.

(d)

1	Investment Management and Administration Agreement, dated January 27, 2017, between the Registrant and Passport Research, Ltd., is incorporated herein by reference to Exhibit (d)(1) of Post-Effective Amendment No. 66 to the Registrant’s Registration Statement on Form N-1A (File No. 002-66437), filed with the SEC via EDGAR Accession No. 0001623632-17-000215 on January 27, 2017.

2	Investment Sub-Advisory and Sub-Administration Agreement, dated January 27, 2017, between Passport Research, Ltd., Federated Investment Management Company, Federated Administrative Services and the Registrant, is incorporated herein by reference to Exhibit (d)(2) of Post-Effective Amendment No. 66 to the Registrant’s Registration Statement on Form N-1A (File No. 002-66437), filed with the SEC via EDGAR Accession No. 0001623632-17-000215 on January 27, 2017.

3	Expense Limitation Agreement, dated January 27, 2017, between the Registrant and Passport Research, Ltd., is incorporated herein by reference to Exhibit (d)(3) of Post-Effective Amendment No. 66 to the Registrant’s Registration Statement on Form N-1A (File No. 002-66437), filed with the SEC via EDGAR Accession No. 0001623632-17-000215 on January 27, 2017.

(e)	Distribution Agreement, dated January 27, 2017, between the Registrant and Edward D. Jones & Co., L.P., is incorporated herein by reference to Exhibit (e) of Post-Effective Amendment No. 66 to the Registrant’s Registration Statement on Form N-1A (File No. 002-66437), filed with the SEC via EDGAR Accession No. 0001623632-17-000215 on January 27, 2017.

(f)	Not applicable

(g)	Custodian Agreement, dated January 27, 2017, between the Registrant and State Street Bank and Trust Company, is incorporated herein by reference to Exhibit (g) of Post-Effective Amendment No. 66 to the Registrant’s Registration Statement on Form N-1A (File No. 002-66437), filed with the SEC via EDGAR Accession No. 0001623632-17-000215 on January 27, 2017.

(h)

1	Shareholder Services Agreement, dated January 27, 2017, between the Registrant and Edward D. Jones & Co., L.P., is incorporated herein by reference to Exhibit (h)(1) of Post-Effective Amendment No. 66 to the Registrant’s Registration Statement on Form N-1A (File No. 002-66437), filed with the SEC via EDGAR Accession No. 0001623632-17-000215 on January 27, 2017.

2	Shareholder Services Plan, dated January 27, 2017, is incorporated herein by reference to Exhibit (h)(2) of Post-Effective Amendment No. 66 to the Registrant’s Registration Statement on Form N-1A (File No. 002-66437), filed with the SEC via EDGAR Accession No. 0001623632-17-000215 on January 27, 2017.

3	Agreement for Transfer Agency Services, dated January 27, 2017, between the Registrant and Edward D. Jones & Co., L.P., is incorporated herein by reference to Exhibit (h)(3) of Post-Effective Amendment No. 66 to the Registrant’s Registration Statement on Form N-1A (File No. 002-66437), filed with the SEC via EDGAR Accession No. 0001623632-17-000215 on January 27, 2017.

(i)	Conformed copy of Opinion of Counsel as to legality of shares being registered is incorporated herein by reference to
Exhibit (b)(10) of Post-Effective Amendment No. 31 to the Registrant’s Registration Statement on Form N-1A (File No. 002-66437), filed with the SEC via EDGAR Accession No. 0000314650-95-000003 on April 20, 1995.

(j)	Not Applicable

(k)	Not Applicable

(l)	Initial Capital Understanding is incorporated herein by reference to Exhibit (b)(13) of Post-Effective Amendment No. 31 to the Registrant’s Registration Statement on Form N-1A (File No. 002-66437), filed with the SEC via EDGAR Accession No. 0000314650-95-000003 on April 20, 1995.

(m)	Distribution Plan, dated January 27, 2017, is incorporated herein by reference to Exhibit (m) of Post-Effective Amendment No. 66 to the Registrant’s Registration Statement on Form N-1A (File No. 002-66437), filed with the SEC via EDGAR Accession No. 0001623632-17-000215 on January 27, 2017.

(n)	Amended and Restated Rule 18f-3 Multiple Class Plan, dated January 27, 2017, including Schedules and Certificates of Class Designation thereto, is incorporated herein by reference to Exhibit (n) of Post-Effective Amendment No. 66 to the Registrant’s Registration Statement on Form N-1A (File No. 002-66437), filed with the SEC via EDGAR Accession No. 0001623632-17-000215 on January 27, 2017.

(o)	Not applicable.

(p)	Not applicable.

(q)	Conformed copy of the Power Of Attorney of Trustees, Timothy Jacoby, Maureen Leary-Jago, David Levenson and David Sylvester, dated January 27, 2017, is filed herewith.

Item 29 Persons Controlled by or Under Common Control with the Fund:

None

Item 30 Indemnification

The Registrant shall indemnify each of its Trustees and officers (including persons who serve at the Registrant’s request as directors, officers or trustees of another organization in which the Registrant has any interest as a shareholder, creditor or otherwise) (hereinafter referred to as a “Covered Person”) against all liabilities and expenses, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and counsel fees reasonably incurred by any Covered Person in connection with the defense or disposition of any action, suit or other proceeding, whether civil, criminal, administrative, or investigative, and any appeal therefrom, before any court or administrative or legislative body, in which such Covered Person may be or may have been involved as a party or otherwise or with which such person may be or may have been threatened, while in office or thereafter, by reason of being or having been such a Covered Person, except that no Covered Person shall be indemnified against any liability to the Registrant or its Shareholders to which such Covered Person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person’s office.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the “1933 Act”) may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31 Business and Other Connections of Investment Adviser:

Passport Research, Ltd. (“Passport”), the investment adviser of the Fund, is an investment adviser registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The list required by this Item 31 of officers and directors of Passport, together with any information as to business, profession, vocation, or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated herein by reference from Form ADV filed by Passport pursuant to the Advisers Act (SEC File No. 801-16217).

Federated Investment Management Company (“FIMCO”), the investment sub-adviser of the Fund, is an investment adviser registered under the Advisers Act. The list required by this Item 31 of officers and directors of FIMCO, together with any information as to business, profession, vocation, or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated herein by reference from Form ADV filed by FIMCO pursuant to the Advisers Act (SEC File No. 801-34612).

Item 32 Principal Underwriters:

(a) Edward D. Jones & Co., L.P., the Distributor for shares of the Registrant, acts as principal underwriter for the following open-end investment companies, including the Registrant:

Edward Jones Money Market Fund

(b)

(1) Positions and Offices with Distributor	(2) Name and Principal Business Address	(3) Positions and Offices With Registrant
President	James D. Weddle 12555 Manchester Road, St. Louis, Missouri 63131	None

Vice President	Norman Eaker 12555 Manchester Road, St. Louis, Missouri 63131	None

Treasurer	Kevin Bastien 12555 Manchester Road, St. Louis, Missouri 63131	None

Assistant Treasurer	Lisa Dolan 12555 Manchester Road, St. Louis, Missouri 63131	None

Secretary	James A. Tricarico, Jr. 12555 Manchester Road, St. Louis, Missouri 63131	None

Assistant Secretary	Chris Lewis 12555 Manchester Road, St. Louis, Missouri 63131	None

(c) Not Applicable

Item 33 Location of Accounts and Records:

All accounts and records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 through 31a-3 promulgated thereunder are maintained at one of the following locations:

Registrant	Edward Jones Money Market Fund 12555 Manchester Road St. Louis, MO 63131

Passport Research Ltd. (“Adviser” and “Administrator”)	Passport Research Ltd. 12555 Manchester Road St. Louis, MO 63131

Edward D. Jones & Co., L.P. (“Transfer Agent” and “Dividend Disbursing Agent”)	Edward Jones 12555 Manchester Road St. Louis, MO 63131

State Street Bank and Trust Company ( “Custodian”)	State Street Bank & Trust Company 1 Iron Street Boston, MA 02210

Item 34 Management Services: Not applicable.

Item 35 Undertakings:

Registrant hereby undertakes to comply with the provisions of Section 16(c) of the 1940 Act with respect to the removal of Trustees and the calling of special shareholder meetings by shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment No. 67 to Registration Statement No. 2-66437 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis and the State of Missouri on the 17th day of February, 2017.

EDWARD JONES MONEY MARKET FUND

By:	/s/ Ryan T. Robson
Ryan T. Robson
President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date(s) indicated.

/s/ Ryan T. Robson	President	February 17, 2017
Ryan T. Robson

/s/ Aaron J. Masek	Treasurer	February 17, 2017
Aaron J. Masek

*	Trustee	February 17, 2017
David Levenson

*	Trustee	February 17, 2017
David D. Sylvester

*	Trustee	February 17, 2017
Maureen Leary-Jago

*	Trustee	February 17, 2017
Timothy Jacoby

*By:	/s/ Ryan T. Robson
Ryan T. Robson
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description

(q)	Conformed copy of the Power Of Attorney of Trustees, Timothy Jacoby, Maureen Leary-Jago, David Levenson and David Sylvester, dated January 27, 2017.